

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   October 20, 2008

Jianfeng Ding
Chief Executive Officer
Flurida Group, Inc.
800 West Fifth Avenue
Suite 210B
Naperville, Illinois 60563

> **Re: Flurida Group, Inc.**
> **Supplemental Response Relating to Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed October 14, 2008**
> **File No. 333-151200**

Dear Mr. Ding:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 36

1. Please clearly specify the types of products you purchased from and sold to Zhong Nan Fu Rui in 2008.

Unaudited Financial Statements

Financial Statements

Consolidated Statement of Cash Flows, page 70

2. We note your response to comment 5 in our letter dated September 30, 2008. You state that all of the financing activities for the period from January 1, 2008 to June 30, 2008 were noncash financing activities and there was no cash received or dispersed. In light of this, it is not clear why you have included these noncash transactions in your determination of net cash provided by financing activities. We remind you that the purpose of a statement of cash flows is to explain the change during the period in cash and cash equivalents, which these transactions do not appear to impact.   Refer to paragraph 7 of SFAS 95. As discussed in

paragraph 32 of SFAS 95, noncash investing and financing activities should be disclosed separately and not reported in the statement of cash flows. Please revise as necessary.

* * * *

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Williams, Esq.
        2503 W. Gardner Court
        Tampa, Florida 33611